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                          March 22, 2023

       Kenneth D. Knight
       Chief Executive Officer
       Invitae Corporation
       1400 16th Street
       San Francisco, CA 94103

                                                        Re: Invitae Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 17,
2023
                                                            File No. 333-270661

       Dear Kenneth D. Knight:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Gabriella Lombardi